Reed Smith LLP
Three Logan Square
1717 Arch Street, Ste. 3100
Philadelphia, PA 19103
Tel: 215.851.8100
Fax: 215.851.1420
January 30, 2017
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: David Lin

Re:    Enterprise Financial Services Corp
Registration Statement on Form S-3
Filed December 28, 2016
File No. 333-215348

Dear Mr. Lin:
On behalf of our client, Enterprise Financial Services Corp (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated January 24, 2017 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised registration statement (the “Revised Registration Statement”).
Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is our response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement in response to the Staff’s comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.
Exhibit 4.4 and 4.6 - Forms of Indenture

1.
We note that you plan to file the forms of indenture (Exhibits 4.4 and 4.6) by amendment or as an exhibit to a report filed pursuant to the Securities Exchange Act of 1934 to be incorporated by reference, if applicable. Indentures covering securities to be issued in a registration statement must be qualified at the time the registration statement relating to those securities becomes effective. Please refer to Section 201.04 of the Trust Indenture Act Compliance and Disclosure Interpretations. Accordingly, please file the forms of indenture as exhibits to your next pre-effective amendment.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the Registration Statement to include a form of senior indenture and a form of subordinated indenture as Exhibits 4.4 and 4.6, respectively, to the Revised Registration Statement.

Exhibit 5.1 - Opinion of Reed Smith LLP

2.
Please have counsel revise its opinion in paragraph 3 to also state that the depositary shares will entitle their holders to the rights specified in the deposit agreement. For guidance, please refer to Section II.B.1.d of the Staff Legal Bulletin No. 19.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that paragraph 3 in the opinion has been revised in accordance with the Staff’s comment 2, to state that the depositary shares will entitle holders to the rights specified in the depositary receipts. A revised copy of our counsel’s legal opinion letter is filed as Exhibit 5.1 to the Revised Registration Statement.

3.
We note the statement in the penultimate paragraph that the opinion “is to be used only in connection with the offer and sale of the Securities…and may not be…furnished to, quoted to or relied upon by any other person or entity…” (emphasis added). Please file a revised opinion that does not state or imply that investors are not entitled to rely on the opinion. For guidance, please refer to Section II.B.3.d of the Staff Legal Bulletin No. 19.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that we have revised the opinion in accordance with the Staff’s comment 3, to remove the statement or implication that investors are not entitled to rely on the opinion.
Should you have any questions concerning any of the foregoing, please contact me by telephone at (215) 851-8180.

Sincerely,
/s/ Paul Jaskot
Paul Jaskot

cc:    Keene S. Turner,
Chief Financial Officer of
Enterprise Financial Services Corp